Exhbit 99.1

For Immediate Release January 18, 2005

Drilling on Essakan Main Zone Continues to Yield Strong Results
Intersections include 10.2 g/t over 45m and 5.9 g/t over 56m

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce the latest results from a US $5.2 million exploration program being carried out on the Company’s Essakan gold project in Burkina Faso, West Africa. The results are from reverse circulation (“RC”) and core holes designed to expand resources by drilling the down plunge extension of the Essakan Main Zone (“EMZ”), and from 25m by 25m infill drilling on the existing resource. Results from resource expansion drilling include 11.2 g/t over 16.5m in hole ERC758D, 6.9 g/t over 18m in hole ERC817D and 5.0 g/t over 20.3m in hole ERC685D. Infill drilling results include 10.2 g/t over 45m in hole ERC860, 5.9 g/t over 56m in hole ERC854 and 1.8 g/t over 130m in hole ERC837.

To date, 15,077m of RC and 3,154m of diamond core drilling have been completed during the current campaign which commenced in August, 2004. The core drilling primarily consisted of deepening shallow holes drilled with an RC rig which is less expensive but has limited depth capabilities. Drilling has confirmed the geological model which predicted that the deposit, including high grade lenses or shoots, continues down the shallow east dipping structure. The deepest holes drilled to date intersect the structure at a vertical depth of 220m where it remains open. Infill drilling at 25m centres has been initiated to confirm the continuity of the mineralization and bring a portion of the previously published NI 43-101 compliant indicated resource up to the measured category.

Ron Little, President of Orezone stated that “Drilling results continue to show that the orebody and its high grade shoots persist at depth.” He added that, “Our plan is to carry on drilling the EMZ at a 25m spacing in order to better define these high grade lenses and to expand resources.” Indicated resources in the EMZ currently total 49 Mt grading 1.5 g/t (2.4 Moz) and inferred resources total an additional 5.7 Mt grading 1.7 g/t (0.3 Moz) based on a 0.5 g/t cut off grade. The latest results are not included in these resource calculations.

Table 1. Summary of Recent Results from the EMZ.
(see complete table of results at www.orezone.com/emztable.asp)

HOLE	SECTION	Program	FROM	TO	LENGTH	GRADE	COMMENTS
			m	m	m	g/t
ERC730D	50300N	East Limb	125.0	153.0	28.0	1.01	RC
ERC726	50400N	East Limb	65.0	70.0	5.0	2.63
			75.0	88.0	13.0	1.87
			112.0	124.0	12.0	1.11
ERC727	50400N	East Limb	88.0	94.0	6.0	3.65
			103.0	109.0	6.0	2.30
			112.0	142.0	30.0	3.09
ERC728D	50400N	East Limb	111.0	127.0	16.0	6.22
			135.0	147.0	12.0	0.99
ERC729D	50400N	East Limb	135.0	141.0	6.0	2.00
ERC720D	50500N	East Limb	104.0	150.0	45.0	1.22
ERC721D	50500N	East Limb	128.0	138.5	10.5	0.97	DD
ERC722D	50500N	East Limb	148.0	151.0	3.0	5.10	RC

HOLE	SECTION	Program	FROM	TO	LENGTH	GRADE	COMMENTS
			m	m	m	g/t
ERC725D	50500N	East Limb	74.0	111.0	37.0	1.89	RC
			122.0	125.0	3.0	11.89	DD
ERC716D	50600N	East Limb	156.0	160.5	4.5	50.31	DD
ERC717D	50600N	East Limb	160.5	163.5	3.0	6.78	DD
ERC710D	50700N	East Limb	87.0	99.0	12.0	0.95	RC
			123.0	132.0	9.0	2.08	DD
ERC711	50700N	East Limb	129.0	152.0	23.0	2.11
ERC713D	50700N	East Limb	164.0	170.0	6.0	3.11	DD
			174.5	180.5	6.0	1.82	DD
ERC715	50700N	East Limb	70.0	74.0	4.0	12.88
ERC829	50725N	Infill	13.0	28.0	15.0	2.28
ERC831	50725N	Infill	9.0	31.0	21.0	1.53
			34.0	49.0	15.0	3.00
			63.0	75.0	12.0	1.43
ERC832	50725N	Infill	9.0	28.0	17.0	1.34
ERC833	50725N	Infill	4.0	98.0	94.0	1.93
			106.0	114.0	8.0	3.18
			121.0	138.0	17.0	1.52
ERC834	50775N	Infill	23.0	33.0	10.0	1.23
ERC836	50775N	Infill	12.0	21.0	9.0	1.75
			28.0	40.0	12.0	1.38
			104.0	107.0	3.0	4.51
			119.0	125.0	6.0	3.29
ERC837	50775N	Infill	10.0	140.0	130.0	1.80
			15.0	40.0	25.0	1.29
			49.0	79.0	30.0	2.07
			85.0	94.0	9.0	4.95
			98.0	133.0	35.0	2.28
ERC694D	50800N	East Limb	111.0	123.0	12.0	3.68
ERC694DW1	50800N	East Limb	125.0	138.0	13.0	1.31	DD
			150.0	163.5	13.5	1.06	DD
ERC761D	50800N	East Limb	91.0	102.0	11.0	3.61	RC
			105.0	129.5	24.5	1.79	DD
ERC839	50825N	Infill	20.0	32.0	12.0	0.99
ERC840	50825N	Infill	17.0	41.0	24.0	1.27
ERC695D	50850N	East Limb	103.0	162.0	59.0	2.19	RC-DD
ERC696D	50850N	East Limb	66.0	76.0	10.0	3.89
			87.0	105.0	18.0	3.59
			108.0	127.0	18.0	11.69
			137.0	154.5	17.5	1.99	RC-DD
ERC808	50875N	Infill	51.0	60.0	9.0	1.16
ERC841	50875N	Infill	2.0	15.0	12.0	1.96
			38.0	46.0	8.0	1.59
ERC842	50875N	Infill	25.0	38.0	13.0	2.26
			67.0	70.0	3.0	4.44
ERC843	50875N	Infill	7.0	54.0	47.0	2.17
			64.0	70.0	6.0	2.85
			102.0	129.0	27.0	2.95
ERC692D	50900N	East Limb	141.0	152.5	10.7	3.57	RC-DD
ERC693	50900N	East Limb	103.0	117.0	14.0	1.77
ERC760D	50900N	East Limb	107.0	137.5	30.5	2.90
			140.5	145.0	4.5	4.92
ERC811	50925N	Infill	14.0	22.0	8.0	2.81
			25.0	38.0	13.0	1.09
			54.0	65.0	11.0	1.73
ERC812	50925N	Infill	5.0	13.0	8.0	1.53
			58.0	70.0	12.0	3.58
ERC844	50925N	Infill	6.0	20.0	14.0	1.73
			31.0	39.0	8.0	1.91
			69.0	82.0	13.0	12.30
			85.0	95.0	10.0	2.24
ERC846	50925N	Infill	0.0	15.0	14.0	1.66

HOLE	SECTION	Program	FROM	TO	LENGTH	GRADE	COMMENTS
			m	m	m	g/t
			27.0	43.0	16.0	1.76
			46.0	58.0	12.0	1.77
ERC847	50925N	Infill	0.0	12.0	12.0	0.83
			20.0	41.0	21.0	1.12
ERC858	50925N	Infill	29.0	39.0	10.0	2.66
			43.0	61.0	18.0	1.20
			64.0	73.0	9.0	2.27
ERC859	50925N	Infill	21.0	34.0	13.0	1.47
			37.0	61.0	24.0	1.71
			73.0	82.0	9.0	2.43
			89.0	99.0	10.0	1.08
ERC860	50925N	Infill	47.0	92.0	45.0	10.24
			55.0	67.0	12.0	6.23
			73.0	92.0	19.0	20.48
			127.0	132.0	5.0	3.61
ERC697	50950N	East Limb	60.0	88.0	28.0	1.37
			92.0	146.0	54.0	1.65
ERC851	50975N	Infill	0.0	7.0	5.0	2.36
			22.0	32.0	10.0	1.13
			35.0	47.0	12.0	2.03
ERC852	50975N	Infill	57.0	60.0	3.0	4.68
ERC854	50975N	Infill	0.0	56.0	56.0	5.86
			90.0	105.0	15.0	1.29
ERC855	50975N	Infill	3.0	18.0	15.0	1.37
			30.0	69.0	39.0	1.40
ERC856	50975N	Infill	33.0	51.0	18.0	1.87
			54.0	67.0	13.0	2.33
			146.0	156.0	10.0	2.03
ERC857	50975N	Infill	71.0	78.0	7.0	5.08
			91.0	96.0	5.0	2.40
			99.0	111.0	12.0	1.34
			168.0	184.0	16.0	1.59
ERC685D	51000N	East Limb	82.0	105.0	23.0	4.96	RC-DD
			109.5	115.5	6.0	1.86	DD
			124.5	139.5	15.0	1.97	DD
ERC698	51000N	East Limb	63.0	74.0	11.0	2.04
			78.0	120.0	42.0	1.33
ERC759D	51000N	East Limb	109.0	123.0	14.0	14.71	RC
ERC699D	51050N	East Limb	58.0	69.0	11.0	2.61	RC
			73.0	109.0	36.0	23.08	RC
			113.0	125.0	12.0	1.18	DD
ERC687D	51100N	East Limb	93.0	134.0	41.0	2.37	RC-DD
ERC758D	51100N	East Limb	114.0	124.0	10.0	1.20	RC
			126.5	141.5	15.0	4.02	DD
			159.5	176.0	16.5	11.17	DD
ERC709D	51150N	East Limb	66.0	76.0	10.0	1.46
			81.0	109.0	28.0	1.53
			113.0	130.0	17.0	1.06
ERC690	51200N	East Limb	103.0	120.0	17.0	2.25
			127.0	143.0	16.0	2.06
ERC703D	51200N	East Limb	160.5	172.5	12.0	0.89	DD
			175.5	186.0	10.5	2.56	DD
ERC757D	51200N	East Limb	121.0	130.0	9.0	1.11	RC
			149.0	159.5	10.5	1.72	DD
ERC708	51250N	East Limb	131.0	142.0	11.0	7.39
ERC704D	51300N	East Limb	125.0	129.5	4.5	9.26	DD
			180.5	185.0	4.5	3.36	DD
ERC756D	51300N	East Limb	159.5	176.0	16.5	1.32	DD
ERC814D	51400N	East Limb	61.0	76.0	15.0	1.46	RC
			82.0	94.5	12.0	1.61	RC-DD
			106.5	115.5	9.0	1.33	DD
ERC815	51400N	East Limb	105.0	115.0	10.0	2.00	RC

HOLE	SECTION	Program	FROM	TO	LENGTH	GRADE	COMMENTS
			m	m	m	g/t
ERC816D	51400N	East Limb	100.0	108.0	8.0	9.84	RC
			111.0	122.0	10.6	4.38	RC-DD
			174.5	179.0	4.5	2.55	DD
ERC817D	51400N	East Limb	115.0	133.5	17.9	6.89	RC-DD
ERC819	51500N	East Limb	73.0	89.0	16.0	1.25
			104.0	118.0	14.0	2.20
ERC820D	51500N	East Limb	90.0	101.0	11.0	2.39	RC
			108.0	121.0	13.0	1.63	RC
			129.0	135.0	6.0	9.07	DD
ERC821D	51500N	East Limb	119.0	139.0	20.2	1.51	RC-DD
ERC823D	51600N	East Limb	94.0	109.0	15.0	1.92
			113.0	128.0	15.0	2.01	RC-DD
			147.0	160.0	13.0	1.75	DD
ERC824D	51600N	East Limb	129.0	137.5	8.5	1.58	RC-DD
ERC825	51600N	East Limb	141.0	146.0	5.0	2.15	RC
			166.0	170.0	4.0	2.99	RC
ERC826	51600N	East Limb	195.0	201.0	6.0	3.56	RC
ERC743D	51700N	East Limb	147.0	162.0	15.0	1.22	RC
ERC740D	51800N	East Limb	101.0	113.5	11.5	3.12	RC-DD
ERC741D	51800N	East Limb	86.0	97.0	11.0	4.66	RC

Note: Samples were collected at a minimum of every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach at the Transworld Laboratory or SGS Laboratory in Tarkwa, Ghana, both internationally recognized laboratories. A minimum of 5% of the samples are for QA/QC, which includes duplicates, triplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone.

Gold Fields Limited can earn a 50 per cent interest in the Essakan Property by spending US $8 million over five years, and can increase its interest to 60 per cent by completing a bankable feasibility study. Gold Fields has spent over US $4.0 million to date. Orezone is currently the operator.

Orezone Resources Inc. (OZN:TSX, AMEX) is an emerging Canadian gold producer with three advanced exploration projects in Burkina Faso, West Africa that are moving rapidly toward the pre-feasibility stage. Burkina Faso is a politically stable country that is located in one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President, Corporate Development gbowes@orezone.com

Phone (613) 241-3699	Toll Free (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.